Option Exchange Program Education & Information Session Global Leaders in IgM Antibodies TM Begins: Thursday, June 20, 2024 Ends: Thursday, July 18, 2024 at 9pm (PT) Exhibit EXA_1G

Disclaimer The statements in this presentation concerning the Option Exchange, Eligible Options, the equity incentive plans, and the replacement RSUs are summaries and are not complete descriptions thereof. The full text of these documents has been filed with the Securities and Exchange Commission and are accessible on the website resources page, which we strongly encourage you to review prior to deciding whether to participate in the Option Exchange.

Agenda Overview 01 Program Details 02 Making Your Elections 03 Key Dates & Next Steps 04

Overview

Our Compensation Philosophy Equity awards, including Options and RSUs, are a key component of our incentive and retention program. We have offered them broadly, at all employee levels, since the Company’s founding. Employees Act Like Owners Motivating us to work toward our collective success. Reward Employees Allowing employees to benefit in the growth of the Company’s value.

Underwater Options IGM’s share price has declined over recent years, leaving Options ‘Underwater’ (i.e., they have a Strike Price that is higher than the current price of IGM stock).

Why An Exchange Program? Unlike Options, RSUs have value as long as the shares have value. Exchanging your Options for RSUs also allows you the potential to recognize value from any increase in IGM’s share price from the time of the exchange (as opposed to recognizing value only when IGM’s share price rises above the original strike price). The exchange is designed to be “value-neutral” – this means that the aggregate value of the RSUs received in the exchange is approximately equal to the aggregate “tail value” of your surrendered Options (based on the accounting values), subject to a floor of 2 Options for one RSU. Option exchange programs aim to restore the value of employees' stock Options as an incentive and a retentive tool.

Underwater Options and “Tail Value” Currently underwater Options have a “tail value” because IGM’s share price could rise before the expiration of the Option’s 10-year term. The table below illustrates the “tail value” of a February 1, 2023, grant at a strike price of $23.16, that expires ten years from grant (February 1, 2033). July 18, 2024 Exchange Date February 1, 2033 Expiration Date Strike Price is at $23.16 Options could have realizable value. Options could expire underwater. Potential Future Stock Prices

Exchange Program IGM Biosciences is pleased to offer a voluntary, one-time opportunity to exchange Eligible Options for RSUs. Participating All active employees with Eligible Options, excluding CEO and non-employee directors are entitled to exchange Eligible Options for RSUs. Can be done on a grant-by-grant basis: Eligible Options you elect to exchange will be cancelled. Replacement RSUs will be granted. A new Grant Agreement will be provided by E*TRADE. Not Participating There is no obligation to participate in the Option Exchange, and your election to participate will have no effect on our decision to grant future equity awards.

Stock Options vs RSUs There are several differences between Stock Options and RSUs, including: Have an Exercise Price. Once vested, can generally be exercised through the 10-year term. Have value when stock prices increases. You have control over the timing of the taxable event. NQSOs: The difference between the value of the shares exercised and the exercise price (the “spread”) is taxed as compensation at the time of exercise. ISOs: The spread is treated as an AMT adjustment at the time of exercise. Do not have an Exercise Price. No term or expiration date; Value is delivered automatically at vest. Value is equal to IGM’s stock price. You have no control over the timing of the taxable event (occurs on vest date). Taxed as compensation at vest. Stock Options RSUs

Program Details

Exchange Program Basics Commencement of Exchange Thursday, June 20, 2024 Conclusion of Exchange Thursday, July 18, 2024 at 9:00 PM (PT) Election Period (Approx.) Within 2 Weeks of the Exchange RSUs available in E*TRADE RSUs Granted Friday, July 19, 2024 Who is Eligible? All active employees with Eligible Options excluding CEO Remain employed through the completion of the Option exchange Hold at least one eligible Option.

The Exchange Offer Options RSUs for The number of RSUs received in the exchange will be less than the number of Options exchanged. March 1, 2023 Granted on or before 3/1/2023 Have a strike price at or higher than $17.70. Not Eligible Strike Price Exchange Ratio (Ratio of Surrendered Eligible Options to RSUs) $17.70 - $39.99 2.0 for 1 $40.00 - $79.99 2.5 for 1 ≥ $80.00 3.0 for 1 The exchange ratios for the grants are determined by the strike price of each grant, as detailed below:

Exchange Ratio Example The following illustration is based on the February 1, 2023, eligible grant from the example earlier: Options RSUs Number of Shares 1,000 500¹ Expiration Date February 1, 2033 None If you have 1,000 options granted on February 1, 2023, you can elect to exchange them for 500¹ RSUs. ¹ Fractional RSUs will be rounded down to the nearest whole share. 2 Options 1 RSU

Exchange Ratio Example Continued The following chart illustrates the crossover price for the February 1, 2023 eligible grant: Break Even Stock Price $46.32 Value of RSUs is Higher Value of Options is Higher IGM Biosciences’ Stock Price Cash Value of Grant Stock OptionsRSUs Grant $10.00 $20.00 $30.00 $40.00 $50.00 $60.00 $70.00 $80.00 $90.00 $100.00 Options $0 $0 $6,840 $16,840 $26,840 $36,840 $46,840 $56,840 $66,840 $76,840 RSUs $5,000 $10,000 $15,000 $20,000 $25,000 $30,000 $35,000 $40,000 $45,000 $50,000 Cash Value of Grant | 1,000 Options to 500 RSUs Strike Price $23.16

RSU Vesting Schedule The RSUs will vest based on the vesting date of the original Options: Previously Vested Options| 2-Year Vesting Jul. 19, 2024 Grant Date Jul. 19, 2024 Grant Date ¹ Should you terminate employment with IGM Biosciences before the vesting period is over, any RSUs that have not yet vested will be forfeited (even if the option award exchanged in the Option Exchange had previously fully vested). One underwater option could result in 1/2 RSU grants due to vesting schedules. Tranches within a grant that have already vested will get the new 2-year schedule; Unvested tranches will get the 3-year schedule. Jul. 2025 50% Vest Jul. 2026 100% Vest Previously Unvested Options| 3-Year Vesting Jul. 2025 Apr. 2026 87.5% Vest Oct. 2025 62.5% Vest Jan. 2026 75% Vest 50% Vest Jan. 2026 100% Vest Jul. 2026 67% Vest Oct. 2026 75% Vest Jan. 2027 83% Vest Apr. 2026 58% Vest Jul. 2027 Apr. 2027 92% Vest

U.S. Taxation Choosing to participate in the exchange is not a taxable event. However, tax events vary between Options and RSUs. Stock Options RSUs We strongly recommend that you consult with your own legal counsel, accountant, financial and/or tax advisor(s) to determine the personal tax consequences of participating in the Option Exchange. ISO NQSO Vest No Taxable Event No Taxable Event Exercise Alternative minimum tax adjustment based on spread between stock price at exercise and exercise price. Compensation income tax due based on spread between stock price at exercise and exercise price. Sale If ISO holding periods met, capital gain tax¹ based on spread between sale price and exercise price. If ISO holding periods not met, capital gain tax based on spread between sale price and stock price at exercise, income tax based on spread between stock price at exercise and exercise price. Capital gain tax¹ based on spread between sale price and stock price at exercise. ¹ Capital gains are the responsibility of the employee to report and remit to the IRS and is not included in your W-2. Vest The value of the stock at vest is subject to income tax, similar to cash compensation. Exercise Not Applicable Sale Difference between sale price and the price at vest is taxed as capital gains¹.

Your Choice Participation The choice to participate in the Option Exchange is solely up to YOU. If you do not participate in the Option Exchange, you will continue to hold your eligible Options. Your election to participate in the Option Exchange will have no effect on our decision to grant future equity awards. Approvals Although the IGM Biosciences Board of Directors has approved this Option Exchange, neither IGM, the members of our Board of Directors, nor our management is making any recommendations as to whether you should participate in the Option Exchange.

Making Your Elections

Overview Your final elections must be received prior to the Option Exchange deadline of 9:00 PM (EST) on Thursday, July 18, 2024. Your elections can be made through the Option Exchange Program website: https://myoptionexchange.com Make Elections View Offer Documents and FAQs. Elect to exchange eligible Stock Options on a grant-by-grant basis. View the cross-over point for each eligible Stock Option and model the value of your Stock Options and your new potential grants at assumed future Stock Prices. What You Can Do You will receive an email confirmation of your elections upon completion. You can change your election any time during the offer period. Once the Option Exchange has closed, only the final election will be considered. Confirmation of Elections

MyOptionExchange.com Go to: https://www.MyOptionExchange.com and click on the link shown on the right to register to create a new user account.

MyOptionExchange.com Create a new account using your work email and selecting a password of your choice. Passwords must be a minimum of 8 characters, include both upper and lower-case letters, and at least one special character. Option Exchange Program 2024

MyOptionExchange.com Once you’ve created a new account, log in using your work email and newly-created password. MyOptionExchange utilizes verification identity, so each time you attempt to log in you’ll need to provide a verification code. A verification code will be sent to your work e-mail. The verification code will remain active for approximately 30 minutes, after which a new code will need to be requested. Option Exchange Program 2024

MyOptionExchange.com If you need a new verification code, click ‘Resend Code’, otherwise, type in the verification code you received via email. The verification email will come from info@mail.infiniteequity.com. Option Exchange Program 2024

MyOptionExchange.com The homepage has resources as well as information about the exchange. You will want to click the ‘Election Form’ button or the ‘Election Form’ tab at the top of the screen in order to proceed with making your elections. Option Exchange Program 2024

MyOptionExchange.com You can now proceed with making your elections. You will submit your elections on the Election Form page by indicating which Eligible Options you wish to exchange by selecting “Exchange” or “Do Not Exchange” in the Election column. Option Exchange Program 2024

MyOptionExchange.com After making your elections, you will be asked to confirm them through electronic signature. You will be sent an email confirmation after you hit ‘Submit’. Option Exchange Program 2024

MyOptionExchange.com Once you have confirmed your election and are ready to exit your session, click the ‘Log Off’ button. Option Exchange Program 2024

MyOptionExchange.com MyOptionExchange.com has tools to model out the value of your Eligible Options at various potential future stock prices based on which grants you choose to exchange. Just click the ‘Value Calculator’ button on the exchange page or the ‘Value Calculator’ tab to access this tool. Option Exchange Program 2024

Key Dates & Next Steps

Eligible employees can elect whether to exchange Options on a grant-by-grant basis through the MyOptionExchange.com portal. Key Dates and Next Steps Commencement of Exchange Thursday, June 20, 2024 Exchange window closes at 9:00 PM (PT) on July 18, 2024 Exchanged Eligible Options cancelled Thursday, July 18, 2024 Friday, July 19, 2024 RSUs are granted, and new grant agreements will be made for acceptance.

More Information Today’s meeting is just the first step. Please reach out to our dedicated Option Exchange email: igm@infiniteequity.com if you have any questions.

Appendix

Exchange Program Synopsis | FAQ What are the Exchange Dates: Thursday, June 20, 2024 – Thursday, July 18, 2024 at 9pm (PT) Who is Eligible: All active employees with Eligible Options, excluding CEO and non-employee directors are entitled to exchange Eligible Options for RSUs. What is being Exchanged (Exchange Offer): Eligible Options for RSUs What are the Eligible Grants: Grants on or prior to March 1, 2023, and have a strike price of $17.70 or higher. Can you exchange Partial Grants? No. You may elect to exchange your Eligible Options on a grant-by-grant basis. No partial exchanges of any grants will be permitted. You either exchange all options granted on a certain date, or none of those options. What are the Exchange Ratios: $17.70 - $39.99: 2 : 1 $40.00 - $79.99: 2.5 : 1 ≥ $80.00: 3 : 1 What is the RSU Vesting Schedule: Vested Options: 2-Year Vesting Schedule Unvested Options: 3-Year Vesting Schedule Can You Change Your Elections: Yes. On myoptionexchange.com you can change your elections at any time before the conclusion of the exchange.

Key Terms & Definitions Exchange Ratio The number of shares underlying Eligible Options you will need to exchange for RSUs (e.g., 2 shares underlying a Stock Option for 1 share RSU). Expiration Time The last possible time you can elect to participate in the Option Exchange. The Option Exchange is scheduled to expire at 9:00 PM (PT) on July 18, 2024, unless extended. Eligible Options The Stock Options that are allowed to be exchanged during the Option Exchange Offer. Stock Option The right to buy a share of IGM Biosciences common stock, at a fixed price (called the Strike Price or Exercise Price) for a certain period of time. Strike Price / Exercise Price The price at which IGM Biosciences shares can be purchased upon exercise of a Stock Option. The Strike Price is set when the Stock Option is granted. Underwater Option A Stock Option that has a Strike Price that is higher than the current price of IGM Biosciences stock. Restricted Stock Units The shares granted to you, in place of the Eligible Options, if you chose to participate in the Option Exchange. Shares are issued automatically at the end of each Vesting Period. Vesting Period The time period in which you must remain in employment or service with IGM in order to vest in the RSUs received. Any unvested RSUs may be forfeited at the time of a termination of service.